UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Yatra Online, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G98338109

(CUSIP Number)

TIMOTHY J. MAGUIRE

5625 East Nauni Valley Drive

Paradise Valley, Arizona 85253

(610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,525,357
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,525,357
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

CHRISTOPHER J. MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,525,357
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

MEGAN MAGUIRE NICOLETTI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,525,357
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. G98338109

1	NAME OF REPORTING PERSON

TIMOTHY J. MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,525,357
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,525,357
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. G98338109

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the 2020 Maguire Investment Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,525,357 Shares beneficially owned by the 2020 Maguire Investment Trust is approximately $10,525,980, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 61,420,404 Shares outstanding, as of December 31, 2020, which is the total number of Shares outstanding as reported in Exhibit 99.1 to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on February 11, 2021.

As of the close of business on May 12, 2021, the 2020 Maguire Investment Trust beneficially owned 4,525,357 Shares, constituting approximately 7.4% of the outstanding Shares. Mr. Christopher J. Maguire and Ms. Nicoletti, as members of the Investment Committee of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire, as the investment manager of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)               Mr. Christopher J. Maguire and Ms. Nicoletti have the shared power to vote or direct the vote of the Shares reported owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire has the sole power to dispose or direct the disposition of the Shares reported owned by the 2020 Maguire Investment Trust.

(c)                The transactions in the Shares by the 2020 Maguire Investment Trust since the filing of the Schedule 13D are set forth in Schedule A and incorporated herein by reference. Such transactions were in the open market unless otherwise indicated.

6

CUSIP No. G98338109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2021

/s/ Timothy J. Maguire
TIMOTHY J. MAGUIRE
Individually and as attorney-in-fact for Christopher J. Maguire and Megan Maguire Nicoletti

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST

By:	/s/ Timothy J. Maguire
	Name:	Timothy J. Maguire
	Title:	Investment Manager

7

CUSIP No. G98338109

SCHEDULE A

Transactions in the Shares of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Shares Purchased	Price Per Share($)	Date of Purchase

THE 2020 TIMOTHY J. MAGUIRE INVESTMENT TRUST

Purchase of Ordinary Shares	17,900	2.4730	04/08/2021
Purchase of Ordinary Shares	81,880	2.7990	04/12/2021
Purchase of Ordinary Shares	24,000	2.2350	04/21/2021
Purchase of Ordinary Shares	41,000	2.2040	04/22/2021
Purchase of Ordinary Shares	53,829	2.1252	04/27/2021
Purchase of Ordinary Shares	40,240	2.1384	04/28/2021
Purchase of Ordinary Shares	50,000	2.1132	04/29/2021
Purchase of Ordinary Shares	44,908	1.9877	04/30/2021
Purchase of Ordinary Shares	36,879	1.9962	05/03/2021
Purchase of Ordinary Shares	34,442	1.9491	05/04/2021
Purchase of Ordinary Shares	25,295	2.0103	05/05/2021
Purchase of Ordinary Shares	27,670	1.9368	05/06/2021
Purchase of Ordinary Shares	64,665	2.0022	05/07/2021
Purchase of Ordinary Shares	37,000	1.9446	05/10/2021
Purchase of Ordinary Shares	23,916	1.8678	05/11/2021
Purchase of Ordinary Shares	86,200	1.8621	05/12/2021